FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

January 23, 2013

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

ANV Security Group Inc. (the “Issuer”)

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Response dated October 22, 2012

Form 10-Q A-1 for the Fiscal Quarter Ended June 30, 2012

Filed October 19, 2012

File No. 000-53802

Ladies and Gentlemen:

This letter confirms that the Issuer has received your letter, dated December 18, 2012 (the “Letter”).  We further advise you that we are seeking confirmation of certain matters related to the Letter from our patent counsel and intend to respond on or before February 1, 2013.

Should you require anything further, do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton

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